Luckycom Inc.

Level 8, Two Exchange Square, 8 Connaught Place

Central Hong Kong

Via EDGAR

January 10, 2014

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jay Williamson

Re:	Luckycom Inc. Registration Statement on Form S-1/A Filed October 10, 2013 File No. 333-187874

Dear Mr. Williamson:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated October 25, 2013 by John Reynolds, Assistant Director of the Commission’s Division of Corporate Finance, this correspondence shall serve as acknowledgment by the Company of the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Luckycom Inc.

/s/ Kingrich J. Lee

By:	Kingrich J. Lee
Chief Executive Officer